Exhibit 99.4

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY V95220-S30989-Z92536 1. To approve the Scheme made between the Company and the holders of Scheme Shares as set out in the Document. MAREX GROUP PLC The Board of Directors recommends you vote FOR the following proposal: Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. MAREX GROUP PLC 155 BISHOPSGATE LONDON EC2M 3TQ UNITED KINGDOM Before completing the Proxy Form below, please read carefully the Notice of Court Meeting set out in the Company scheme document dated 10 April 2026 (the “Document”). Unless otherwise defined, capitalised terms in this Form of Proxy shall have the meaning given to them in the Document. For Against ! ! SCAN TO VIEW MATERIALS & VOTE w VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. (Eastern Time) on 19 May 2026 / 4:59 a.m. (UK Time) on 20 May 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. VIEW MEETING ONLINE You can view the Court Meeting online at www.virtualshareholdermeeting.com/MRX2026. Please note you will not be able to vote online during the Court Meeting. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Further details on voting processes and procedures can be found in the Notice of Court Meeting.

Additional information and proxy materials are available at www.proxyvote.com V95221-S30989-Z92536 Continued and to be signed on reverse side MAREX GROUP PLC Court Meeting of Shareholders 21 May 2026 at 2:00 p.m. (UK Time) This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) the Chair of the meeting (or such other person(s) as named below) as proxy, with the power to appoint his substitute, and hereby authorise(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares that the shareholder(s) is/are entitled to vote at the Court Meeting of Shareholders on 21 May 2026 at 2:00 p.m. (UK Time), virtually at www.virtualshareholdermeeting.com/MRX2026, at Winterflood Securities (a division of Marex), Riverbank House, 2 Swan Lane, London EC4R 3GA, United Kingdom and any adjournment or postponement thereof. Please leave this box blank if you have selected the Chair of the meeting. Do not insert your own name(s). This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the recommendations of the Board of Directors. — — —